Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

May 12, 2008	For immediate release

NEWS RELEASE

GREAT PANTHER ANNOUNCES Q1 2008 RESULTS, ACHIEVES 55% INCREASE IN
REVENUES,
378% INCREASE IN EARNINGS FROM MINING OPERATIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) today reported revenues and earnings results for the three months ended March 31, 2008.

HIGHLIGHTS

Mine Production & Development

  55% increase in mineral sales revenue to $6.5 million for the three months ended March 31, 2008 from $4.2 million for the three months ended March 31, 2007.
  378% increase in earnings from mining operations to $1.9 million in the first quarter 2008 from $0.4 million for the first quarter 2007.
  36% increase in total quarterly production to 431,639 silver equivalent ounces (Ag Eq oz) in the first quarter 2008 from 318,443 Ag Eq oz in the first quarter 2007.
  82% increase in output at Guanajuato for three months ended March 31, 2008 to 267,132 Ag Eq oz from 146,552 Ag Eq oz for the three months ended March 31, 2007.
  Overall cash operating cost per silver ounce decreased by 17% from $11.14 in 2007 to $9.20 for the first quarter of 2008.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Exploration

  Received an upgraded and expanded NI 43-101 compliant global resource of 28.6 million silver equivalent ounces at the Mapimi Project in Durango.
  Deep underground diamond drilling in the Cata area of the Guanajuato Mine extended high grade silver-gold mineralization to a depth of 600 metres, 170 metres below the current workings.
  Surface and underground drilling and mine development at Topia proved the continuity of high grade silver-gold-lead-zinc mineralization that can be added to the new resource expected in the second quarter of 2008.

“The first quarter financial results mark two major milestones for our Company. First, they demonstrate that our mining operations are now profitable and second, they mark yet another record in production. We look forward to continued growth with a solid operating base and very promising exploration potential,” stated Robert Archer, Great Panther’s President and CEO.

“We are very pleased with our progress during the first quarter of this year. An overall cash operating profit, net of investments in exploration, was achieved for the first time. Our mineral sales revenue continues to grow, our operating costs on a per unit basis are decreasing, and the new underground development and drilling activities we have undertaken continue to show outstandingly positive results,” added Kaare Foy, Great Panther’s Executive Chairman.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Results for the three months ended March 31, 2008 may be viewed on SEDAR and the Company’s website www.greatpanther.com.

For further information, please contact Robert Archer or Kaare Foy at 604-608-1766.

ON BEHALF OF THE BOARD

Robert A. Archer	Kaare G. Foy

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

ABOUT GREAT PANTHER RESOURCES LIMITED

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work. Great Panther is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines and two high quality exploration projects in Mexico, and employs almost 600 people. With strong, established local management and infrastructure, Great Panther's immediate goal is to realize positive cash flow through progressively increasing production.

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.